Arf 3/5/2002 ✓

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46981


02003061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

RECEIVED FEB 28 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Healthcare Community Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Empire Drive
(No. and Street)

Rensselaer	NY	12144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Del Pozzo, Vice President and CFO 518-431-7600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Urbach, Kahn & Werlin, LLP
(Name — *if individual, state last, first, middle name*)

66 State Street	Albany	NY	12207
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/28/02

OATH OR AFFIRMATION

I, Todd Baughn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthcare Community Securities Corporation, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JESSICA R. SPANER
Notary Public. State of New York
NO. 01SP6055743
Qualified in Albany County
My Commission Expires 3-5-03

Signature

Manager, Marketing & Compliance

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. None.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. None
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. None
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Required.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Healthcare Community Securities Corporation

Financial Statements and Supplementary Information

December 31, 2001 and 2000

Healthcare Community Securities Corporation

Contents

UK &W Urbach Kahn & Werlin LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

The Board of Directors
Healthcare Community Securities Corporation

We have audited the accompanying balance sheets of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Urbach Kahn & Werlin LLP

Albany, New York
February 8, 2002

Healthcare Community Securities Corporation
(A Wholly-Owned Subsidiary of Group Insurance Agency, Inc.)

Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets		
Current Assets		
Cash	$ 245,053	$ -
Investment in money market fund, at market value	683,364	673,130
Commissions receivable	840,909	839,355
Total current assets	1,769,326	1,512,485
Property and Equipment, net	36,733	41,465
Total assets	$ 1,806,059	$ 1,553,950
Liabilities and Stockholder's Equity		
Current Liabilities		
Accrued expenses	$ 894,595	$ 672,558
Due to affiliates	104,375	64,463
Total liabilities	998,970	737,021
Stockholder's Equity		
Common stock, no par value; 100 shares authorized, issued, and outstanding	100	100
Additional paid-in capital	99,900	99,900
Retained earnings	707,089	716,929
Total stockholder's equity	807,089	816,929
Total liabilities and stockholder's equity	$ 1,806,059	$ 1,553,950

See Notes to Financial Statements.

Healthcare Community Securities Corporation
(A Wholly-Owned Subsidiary of Group Insurance Agency, Inc.)

Statements of Income
Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Gross commissions	$ 6,213,577	$ 6,781,330
Less commissions paid to other broker/dealers	3,015,209	3,060,055
Net commissions	3,198,368	3,721,275
Interest income	28,188	45,829
	3,226,556	3,767,104
Expenses:		
Management fee	650,000	600,000
Employee compensation and benefits	1,043,035	953,300
Insurance	60,175	59,052
Professional	149,296	114,483
Occupancy	70,668	69,085
Other operating expenses	398,822	435,172
	2,371,996	2,231,092
Income before income taxes	854,560	1,536,012
Income tax expense	264,400	469,239
Net income	$ 590,160	$ 1,066,773

See Notes to Financial Statements.

Healthcare Community Securities Corporation
(A Wholly-Owned Subsidiary of Group Insurance Agency, Inc.)

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2000	$ 100	$ 99,900	$ 250,156	$ 350,156
Net income	-	-	1,066,773	1,066,773
Dividends paid	-	-	(600,000)	(600,000)
Balance, December 31, 2000	$ 100	$ 99,900	$ 716,929	$ 816,929
Balance, January 1, 2001	$ 100	$ 99,900	$ 716,929	$ 816,929
Net income	-	-	590,160	590,160
Dividends paid	-	-	(600,000)	(600,000)
Balance, December 31, 2001	$ 100	$ 99,900	$ 707,089	$ 807,089

See Notes to Financial Statements.

Healthcare Community Securities Corporation
(A Wholly-Owned Subsidiary of Group Insurance Agency, Inc.)

Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows From Operating Activities		
Net income	$ 590,160	$ 1,066,773
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	4,732	4,732
Increase in accounts receivable	(1,554)	(521,479)
Decrease in customer deposits	-	(99,483)
Increase in accrued expenses	222,037	329,178
Cash provided by operating activities	815,375	779,721
Cash Flow From Financing Activities		
Increase/(decrease) in due to affiliates	39,912	(82,312)
Dividends	(600,000)	(600,000)
Cash used in financing activities	(560,088)	(682,312)
Cash Flow From Investing Activities		
Increase in restricted cash	-	99,483
Decrease in investment in money market fund	(10,234)	(196,892)
Purchase of property and equipment	-	-
Cash used in investing activities	(10,234)	(97,409)
Net increase in cash and cash equivalents	245,053	-
Cash and cash equivalents, beginning of year	-	-
Cash and cash equivalents, end of year	$ 245,053	$ -

See Notes to Financial Statements.

Note 1. Description of Organization and Summary of Significant Accounting Policies

(a) Organization

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc. (Parent). The Corporation was formed for the purpose of providing for the growth and expansion of insurance and investment products and services available to members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD).

(b) Revenue Recognition

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date, which does not differ materially from trade date accounting for such transactions.

(c) Income Taxes

The Parent charges the Corporation for its share of Federal income tax expense, as if it filed a separate return, regardless of consolidated tax results. Income tax expense has been provided on income as reported in the statement of income.

(d) Property and Equipment

Property and equipment is recorded at cost. Depreciation is recorded over the estimated useful lives of the respective assets which is ten years using the straight-line method.

(e) Securities and Exchange Commission Rule 15c3-3 Exemption

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2001 or December 31, 2000. All customer transactions are cleared through another broker-dealer on a fully disclosed basis and the Corporation promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Corporation does not maintain margin accounts.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Reclassification

Certain balances in the prior year financial statements have been reclassified to conform with the current year presentation.

Note 2. Related Party Transactions

The Corporation's Parent allocates certain operating expenses to the Corporation for occupancy expenses, employee services, and other miscellaneous expenses incurred for the benefit of the Corporation. The Parent is reimbursed by the Corporation on a monthly basis. The Corporation also pays a management fee to its Parent for management, administrative, marketing, and research services approved by the Corporation's Board of Directors. These expenses amounted to approximately $968,700 and $916,000 in 2001 and 2000, respectively.

Note 3. Investment in Money Market Fund

The Corporation has an investment in a money market mutual fund to achieve its investment objective of low risk and high liquidity. The fund invests only in money market instruments backed by the full faith and credit of the United States Government. The market value of the fund was equal to its carrying amount of $683,364 and $673,130 at December 31, 2001 and 2000, respectively.

Note 4. Other Operating Expenses

Other operating expenses for the years ended December 31, 2001 and 2000 consisted of the following:

	2001	2000
Administrative fees	$ 208,380	$ 204,826
Travel	67,996	86,944
Office supplies	11,511	7,730
Telephone	24,521	27,218
Printing and postage	7,552	10,895
Maintenance and repairs	21,735	25,736
Seminar and conference space	1,653	2,604
Depreciation expense	4,732	4,732
Other	50,742	64,487
	$ 398,822	$ 435,172

Note 5. Pension Plan

The Corporation has a defined contribution plan covering substantially all of their employees. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the year ended December 31, 2001 and 2000 were $54,529 and $53,110, respectively.

Note 6. Property and Equipment

Property and equipment at December 31, 2001 and 2000 consisted of the following:

	2001	2000
Furniture	$ 27,165	$ 27,165
Office equipment	20,152	20,152
	47,317	47,317
Less accumulated depreciation	10,584	5,852
Furniture and equipment, net	$ 36,733	$ 41,465

Note 7. Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $25,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2001 and 2000, the Corporation had net capital, as defined of approximately $467,300 and $491,500, respectively, which was $417,000 and $442,300 in excess of its minimum required net capital of $50,210 and $49,100 at December 31, 2001 and 2000, respectively. The Corporation's ratio of aggregate indebtedness to net capital was 1.6 to 1 and 1.5 to 1 at December 31, 2001 and 2000, respectively.

Supplementary Information

SCHEDULE 1

Healthcare Community Securities Corporation
(A Wholly-Owned Subsidiary of Group Insurance Agency, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2001

	2001
Net Capital	
Total stockholder's equity qualified for net capital	$ 807,089
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	(289,417)
Property and equipment, net	(36,733)
Net capital before haircuts on securities positions	480,939
Haircuts on money market investment	(13,667)
Net capital	$ 467,272
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accrued expenses	$ 648,770
Due to affiliates	104,375
Total aggregate indebtedness	$ 753,145
Computation of Basic Net Capital Requirement	
6 2/3% of aggregate indebtedness	$ 50,210
Minimum net capital requirement	25,000
Excess net capital over minimum net capital requirement	417,062
Excess net capital at 1000%*	391,957

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) FOCUS Report, and the above schedule as of December 31, 2001.

Other Reports

Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Healthcare Community Securities Corporation

In planning and performing our audit of the financial statements of Healthcare Community Securities Corporation (the Corporation) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures followed that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers, and should not be used by anyone other than these specified parties.



Albany, New York
February 8, 2002